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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 10 )


                          BLC FINANCIAL SERVICES, INC.
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                                (Name of Issuer)


               COMMON STOCK                                   055 490 10 6
--------------------------------------------  ----------------------------------
      (Title of class of securities)                         (CUSIP number)


                             ROBERT F. TANNENHAUSER
                           BUSINESS LOAN CENTER, INC.
                               645 MADISON AVENUE
                               NEW YORK, NY 10022
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      (Name, address and telephone number of person authorized to receive notices and communications)


                                  MARCH 8, 1998
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper form, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following page(s))


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NYFS12...:\99\26799\0004\1898\SCH4178X.58A

--------------------------------------------------------           --------------------------------------
CUSIP No.               055 490 10 6                        13D                  Page 2 of 9
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
      1        NAME OF REPORTING PERSON:                 CAROL TANNENHAUSER

               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [_]
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS:            00

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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
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      6        CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
               ORGANIZATION:

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      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 5,355,767
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            5,355,767

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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               5,355,767
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                       [  ]
               SHARES:

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         27.0%

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     14        TYPE OF REPORTING PERSON:                 IN

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
--------------------------------------------------------           --------------------------------------
CUSIP No.               055 490 10 6                        13D                  Page 3 of 9
--------------------------------------------------------           --------------------------------------

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      1        NAME OF REPORTING PERSON:                 ROBERT F. TANNENHAUSER

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

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      4        SOURCE OF FUNDS:            00

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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
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      6        CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
               ORGANIZATION:

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      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 5,355,767
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            5,355,767

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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               5,355,767
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                       [  ]
               SHARES:

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         27.0%

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     14        TYPE OF REPORTING PERSON:                 IN

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

ITEM 1. SECURITY AND ISSUER.

                  This Statement constitutes Amendment No. 10 to the Statement on Schedule 13D filed with the Securities and Exchange Commission ("Schedule 13D") with respect to the common stock, $.01 par value (the "Common Stock"), of BLC Financial Services, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 645 Madison Avenue, New York, New York 10022. This Amendment to Schedule 13D is filed on behalf of Carol Tannenhauser and Robert F.
            Tannenhauser (the "Reporting Persons").

ITEM 2. IDENTITY AND BACKGROUND.

            Names of Reporting Persons:
            ---------------------------
            Carol Tannenhauser
            Robert F. Tannenhauser

            Address of Reporting Persons:
            -----------------------------
            c/o Business Loan Center, Inc.
            645 Madison Avenue
            New York, New York 10022

            Employment Information of Reporting Persons:
            --------------------------------------------
            Carol Tannenhauser is a self-employed writer. Robert F. Tannenhauser is the Chief Executive Officer of the Company.

            Criminal Proceeding:
            --------------------
                  Neither of the Reporting Persons has been convicted in a
            criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

            Civil Proceeding:
            -----------------
                  Neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdictions and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the past five years.

            Citizenship of Reporting Persons:
            ---------------------------------
            United States of America



                                Page 4 of 9 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Emily and David Tannenhauser, children of the Reporting
            Persons, issued 18-month term notes at 5% in the aggregate principal amount of $133,334.40 to Futuronics Corporation to acquire from Futuronics Corporation the Warrants and Convertible Debenture to which this Statement relates. See Item 5(c).

ITEM 4. PURPOSE OF TRANSACTION.

            The acquisition was made for investment purposes only.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Each of the Reporting Persons shares voting and
            dispositive power and, accordingly, beneficially owns (i) 171,468 shares directly owned by Robert F. Tannenhauser, (ii) 1,325,409 shares directly owned by Carol Tannenhauser, the spouse of Robert F. Tannenhauser, (iii) 2,609,964 shares owned by Futuronics Corporation of which Carol Tannenhauser is an officer and director, (iv) 176,830 shares owned by Trust created under the Will of Albert Blanck under which Carol Tannenhauser is Trustee and Beneficiary, (v) 427,500 shares underlying options owned by Carol Tannenhauser, (vi) 54,500 shares that may be acquired upon the conversion of Debentures held by Carol Tannenhauser, (vii) 207,833 shares owned by David Tannenhauser, the son of Robert F. Tannenhauser, (viii) 207,833 shares held in a custodial account for the benefit of Emily Tannenhauser, the daughter of Robert F. Tannenhauser, each of Carol Tannenhauser and Robert F. Tannenhauser share voting and dispositive power over such shares, (ix) 4,500 shares that may be acquired upon the conversion of Debentures held by Robert Tannenhauser, (x) 21,167 shares that may be acquired upon the conversion of Debentures held by David Tannenhauser, (xi) 21,166 shares that may be acquired upon the conversion of Debentures held for Emily Tannenhauser, each of Carol Tannenhauser and Robert F. Tannenhauser share voting and dispositive power over such shares, (xii) 41,667 shares underlying warrants held by David Tannenhauser, (xiii) 41,666 shares underlying warrants held for Emily Tannenhauser, each of Carol Tannenhauser and Robert F. Tannenhauser share voting and dispositive power over such shares, (xiv) 22,132 shares held in trust for David Tannenhauser and
            (xv) 22,132 shares held in trust for Emily Tannenhauser.




                                   Page 5 of 9 Pages

                  (b) Each of the Reporting Persons has shared voting and
            dispositive power with respect to 5,355,767 shares of Common Stock. Neither of the Reporting Persons has sole voting and dispositive power with respect to any shares of Common Stock.

                  (c) On March 8, 1998, Emily and David Tannenhauser, children of the Reporting Persons, acquired, in the aggregate, from Futuronics Corporation (i) 83,333 Warrants at $.35 per Warrant (exercisable at $.65 per Warrant), (ii) 83,333 Warrants at $.45 per Warrant (exercisable at $.55 per Warrant) and (iii) a $66,668 Convertible Debenture (convertible at $2.00 per share of Common Stock).

                      On March 16, 1998, Emily and David Tannenhauser, children
            of the Reporting Persons, exercised, in the aggregate, Warrants to purchase 83,333 shares of Common Stock at a price of $.55 per Warrant.

                  (d) Others with right to receive or power to direct the
            receipt of dividends from, or proceeds from, the sale of securities:
            With respect to the share of Common Stock held by the Trust created under the Will of Albert Blanck under which Carol Tannenhauser is Trustee and Beneficiary, the Co-Trustees of such Trust.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

                  A copy of a written agreement relating to the filing of a
            joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit 1.



                                   Page 6 of 9 Pages

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  May 26, 1998

                                                /s/ Carol Tannenhauser
                                                -------------------------------
                                                Carol Tannenhauser



                                                /s/ Robert F. Tannenhauser
                                                -------------------------------
                                                Robert F. Tannenhauser




                                   Page 7 of 9 Pages

                                EXHIBIT INDEX

Exhibit
-------

   1. Agreement relating to the filing of a joint statement as required by Rule 14d-1(f) under the Securities Exchange Act of 1934.












                               Page 8 of 9 Pages